U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:        APRIL 30, 1995
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Full Name of Registrant
                         JAYARK CORPORATION
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     Former Name if Applicable
     Address of Principal Executive Office (Street and Number)
                         P.O. BOX 741528
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     City, State and Zip Code
                         HOUSTON, TEXAS 77274
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     PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [q 23,047], the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
     (Attach Extra Sheets if Needed)

     JAYARK CORPORATION (THE `COMPANY'') THROUGH ITS SUBSIDIARY, LCL
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INTERNATIONAL TRADERS, INC. (`LCL''), RECENTLY ACQUIRED THE IMPORT AND
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DISTRIBUTION BUSINESSES OF LIBERTY BELL CHRISTMAS, IVY MAR, CREATIVE HOME
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PRODUCTS AND AWARD MANUFACTURING. THE COMPANY'S REPORT ON FORM 8-K DATED JUNE
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27, 1995 IS HEREIN INCORPORATED BY REFERENCE. THIS TRANSACTION (INCLUDING
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RELATED FINANCING TRANSACTIONS) REQUIRED THE FULL ATTENTION AND TIME OF THE
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COMPANY'S STAFF FOR AN EXTENDED PERIOD AND REQUIRED SEVERAL TRIPS TO HONG KONG.
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DUE TO THE COMPANY'S LIMITED STAFF AND RESOURCES, COMBINED WITH MANY COMPLEX
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ISSUES ENCOUNTERED IN CONNECTION WITH THE ACQUISITION AND RELATED FINANCING AND
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THE TIMING OF THE TRANSACTION THE COMPANY'S STAFF WILL NEED ADDITIONAL TIME TO
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COMPLETE THE COMPANY'S REPORT ON FORM 10-K.
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PART IV--OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification
     CLAY WHITEHEAD           (713)               783-9184
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     (Name)                        (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes     [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JAYARK CORPORATION
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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      JULY 31, 1995                    By   /S/CLAYTON W. WHITEHEAD, CFO
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